SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway, 32nd Floor

New York, NY 10006

July 10, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:

Larry Spirgel

Assistant Director

Re:

Kat Gold Holdings, Corp.

Registration Statement on Form S-1

Filed April 13, 2012

File No. 333-180734

Dear Mr. Spirgel:

We are counsel to Kat Gold Holdings, Corp. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated April 27, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on April 13, 2012 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Form S-1/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. We note the record date for shareholders entitled to receive shares of your common stock in the spin-off. Please confirm in your response letter that Kat Exploration, Inc. provided timely notice to FINRA pursuant to Rule 10b-17.

Response No. 1: Kat Exploration Inc. (“KATX”) notified FINRA on December 6, 2011 of its intent to conduct the spin-off, which is 15 days prior to the record date.  As a result, KATX provided FINRA timely notice under Rule 10b-17.

Comment No. 2. Please update your prospectus for the material information disclosed in your Form 8-K filed April 24, 2012 and file all related material agreements.

Response No. 2:  We have updated the prospectus; please see pp. 4, 24, 43 and 45.

The Spin-Off, page 7

Reasons for the Spin-off, page 7

Comment No. 3. Please revise the disclosure in this section as follows:

•

Explain the purpose of the spin-off in light of the fact that you have not generated any revenue from the assets under your control and need to raise significant funds to pursue your business plan. Clarify why you are pursuing the spin-off at this time as opposed to previously. We note Kat Exploration press releases dating back to June of 2010 which contemplate the spin-off.

•

Describe in detail what “market perceptions about Kat Exploration” influenced your decision making and how so. Explain how “the benefits to each of Kat Gold and Kat Exploration of their parent-subsidiary structure have diminished.”

•

Reconcile the disclosure that the spin-off will allow Kat Exploration to pursue its separate business plan with disclosure in your Form 10-K filed April 16, 2012 that the spin-off will “result in [your] parent company having surrendered ownership of its principal asset, being the shares held by it in [you].”

•

Discuss the importance of increasing your shareholder base and the liquidity of your shares given your history of losses, the fact that you are not generating revenues and your depressed stock price. Similarly, discuss the limitations these factors place on your ability to use your shares as acquisition currency.

•

Disclose what, if any, impact the fact that you are a reporting company quoted on the OTCBB played in the separation decision.

Response No. 3: The Company responds as follows to each of your bullet points:

•

Neither KATX nor the Company has, as the Staff notes, generated significant revenues from its respective assets.  However, the Company believes that its post spin-off capital structure will enhance its ability to generate the requisite financing to develop its assets since, in its opinion, investors would not likely be inclined to invest in what is effectively a wholly owned subsidiary.  In addition, the Company has recently entered into an agreement with Global Gold Corporation (“GCC”), as described in a Current Report on Form 8-K filed with the Commission on April 24, 2012; the Company believes that this acquisition will, if the requisite financing is obtained, permit it to develop the assets acquired in connection therewith.  When the Form S-1 was filed the acquisition of GCC had not been completed and could therefore not be disclosed or alluded to.  We have included additional disclosure about GCC as required by your Comment No. 2.

As to KATX, it determined that there would be little to no immediate benefit to engaging in the spin-off until the assets it sold to the Company in the fourth quarter of 2011 had been completed.

•

KATX and the Company both believe that the fact that the shares of KATX are traded on the Pink Sheets has adversely affected the reputation of KATX because of the generally negative perception of that market.  KATX believes that the Company will be more likely to be successful in carrying out its business than KATX would have been since the Company does not trade on the Pink Sheets.  In addition, KATX believes that the delay in conducting the spin-off and the relatively high number of shares traded in the market has harmed its reputation but that this perception is not applicable to the Company.  As KATX will retain a measure of ownership of the Company subsequent to the spin-off, it believes that it will stand to benefit from the spin-off.

Insofar as the benefits to the Company are concerned, it has in the past been able to rely on funding by KATX.  Presently, however, KATX and the Company believe that the Company will be in a better position to raise financing subsequent to the spin-off than KATX is today.

•

KATX has operations beyond the assets it sold to the Company in 2010 and 2011.  The disclosure in the Form 10-K, while accurate, was not intended to suggest that the shares of the Company it owns constitute its sole asset.  KATX presently intends to continue its current business in Newfoundland and believes that it will be better able to do so once the separation of the two entities has been completed.

•

As indicated in the first bullet point, and as elaborated upon in the Form S-1/A, KATX and the Company believe that increasing the Company’s shareholder base is critical to its ability to raise financing, which is in turn necessary for the Company to develop its business plan.  Further, the Company believes that the acquisition of GCC will permit it to generate increased interest on the part of the investment community not merely as a means of raising financing but also in the sense that the market may begin to develop a more positive outlook on the Company’s prospects, which it hopes will be reflected in the Company’s stock price.  Should that occur, the Company would be in a better position both to use its shares as acquisition currency as well as to raise funds.  In sum, the Company believes it must achieve a number of objectives, none of which is likely to be achieved in isolation, and that the spin-off is one of these.

•

The Company believes that the vast majority of the investment community has a more favorable opinion of reporting than non-reporting companies.  Consequently, both KATX and the Company believe that a company whose securities are traded on the OTC BB (or the OTC QB) is better positioned to achieve its financial as well as operational goals than is a company whose securities are traded on the Pink Sheets.

Signatures, page II-4

Comment No. 4. Your registration statement must be signed by your controller or principal accounting officer. See instruction 1 to Item 17 of Form S-1. Please revise accordingly.

Response No. 4: The Company recently appointed a chief financial officer, who has signed the Form S-1/A.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours, /s/ Henry Nisser Henry Nisser

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